Issuer Free Writing Prospectus

Filed under Rule 433

Registration Statement No. 333-275360

Supplementing the Preliminary Prospectus

Supplement, dated November 5, 2025, and

the Base Prospectus, dated November 7, 2023

POLARIS INC.

PRICING TERM SHEET

November 5, 2025

$500,000,000 5.600% Senior Notes due 2031 (the “Notes”)

This pricing term sheet (this “Pricing Term Sheet”) is qualified in its entirety by reference to the preliminary prospectus supplement dated November 5, 2025 (the “Preliminary Prospectus Supplement”) supplementing the base prospectus dated November 7, 2023 (the “Base Prospectus”) included in the registration statement (File No. 333-275360) filed with the Securities and Exchange Commission. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement and Base Prospectus to the extent inconsistent with the information contained therein. Terms used but not defined in the Pricing Term Sheet will have the meanings assigned in the Preliminary Prospectus Supplement.

Issuer:	Polaris Inc. (the “Company”)

Ratings:*	Baa3 / BBB- / BBB-

Principal Amount:	$500,000,000

Maturity Date:	March 1, 2031

Coupon (Interest Rate):	5.600%

Yield to Maturity:	5.615%

Spread to Benchmark Treasury:	+185 basis points

Benchmark Treasury:	3.625% due October 31, 2030

Benchmark Treasury Price and Yield:	99-11 3⁄4 / 3.765%

Interest Payment Dates:	Semi-annually on March 1 and September 1 of each year, commencing on March 1, 2026

Optional Redemption:

Prior to February 1, 2031, the Company may redeem the Notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(i) (a) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed discounted to the redemption date (assuming the Notes matured on February 1, 2031) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, plus 30 basis points less (b) interest accrued on those Notes to, but excluding, the date of redemption, and

(ii) 100 % of the principal amount of the Notes to be redeemed,

plus, in each case, any accrued and unpaid interest on the Notes to be redeemed to, but excluding, the date of redemption.

On or after February 1, 2031 the Company may, at its option, redeem the Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest on the Notes to be redeemed to, but excluding, the date of redemption.

Price to Public:	99.941% of the principal amount

Trade Date:	November 5, 2025

Settlement Date:**	November 13, 2025 (T+5)

CUSIP / ISIN:	731068 AB8 / US731068AB89

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Day Count Convention:	30/360

Joint Book-Running Managers:	BofA Securities, Inc. Wells Fargo Securities, LLC MUFG Securities Americas Inc. U.S. Bancorp Investments, Inc. BMO Capital Markets Corp. PNC Capital Markets LLC Truist Securities, Inc.

Co-Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC BNP Paribas Securities Corp. Fifth Third Securities, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

It is expected that delivery of the Notes will be made against payment therefor on or about November 13, 2025, which is the fifth business day following the date hereof (such settlement cycle being referred to as “T+5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the business day immediately preceding November 13, 2025, will be required, by virtue of the fact that the Notes will initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes during such period should consult their own advisors.

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, any underwriter participating in the offering will arrange to send you the prospectus if you request it by calling or e-mailing BofA Securities, Inc., at +1-800-294-1322 or dg.prospectus_requests@bofa.com, Wells Fargo Securities, LLC, at +1-800-645-3751 or wfscustomerservice@wellsfargo.com, MUFG Securities Americas Inc., at +1-877-649-6848 and U.S. Bancorp Investments, Inc. at +1-877-558-2607.

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